Exhibit 97

Exhibit A

NYIAX, INC.

EXECUTIVE COMPENSATION CLAWBACK POLICY

Introduction

The Board of Directors (the “Board”) of NYIAX, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and the listing standards of the national securities exchange on which the Company’s securities are listed (the “Exchange”).

Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”), unless otherwise determined by the Board from time to time. Any determinations made by the Committee shall be final and binding on all affected individuals.

Covered Persons

This Policy applies to all current and former executive officers of the Company, as defined in Rule 10D-1 under the Exchange Act and the listing standards of the Exchange, and such other employees who may from time to time be deemed subject to the Policy by the Committee (“Covered Persons”).

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Committee will require reimbursement or forfeiture of any excess Incentive Compensation (as defined hereafter) received by any Covered Persons after beginning service as an executive officer, who served as an executive officer at any time during the performance period for that Incentive Compensation, during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement, as determined by the Committee in accordance with Section 10D of the Exchange Act and the listing standards of the Exchange.

The Committee’s obligation to recover erroneously awarded Incentive Compensation is not dependent on if or when the restated financial statements are filed.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:

●	Annual bonuses and other short- and long-term cash incentives.

●	Stock options.

●	Stock appreciation rights.

●	Restricted stock.

●	Restricted stock units.

●	Performance shares.

●	Performance units.

●	For purposes of this Policy, Incentive Compensation is deemed received in the Company’s fiscal period during which the applicable financial reporting measure is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including:

●	Company stock price.

●	Total shareholder return.

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation, and amortization (EBITDA).

●	Cash from operations.

●	Liquidity measures such as working capital or operating cash flow.

●	Return measures such as return on invested capital or return on assets.

●	Earnings measures such as earnings per share.

A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission (the “SEC”).

Excess Incentive Compensation; Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation received by the Covered Person based on the erroneous financial statements over the Incentive Compensation that would have been received by the Covered Person had it been based on the restated financial statements, as determined by the Committee in accordance with Section 10D of the Exchange Act and the listing standards of the Exchange.

If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Person directly from the information in the accounting restatement, then the Committee will make its determination based on a reasonable estimate of the effect of the accounting restatement in accordance with Section 10D of the Exchange Act and the listing standards of the Exchange.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include:

●	Requiring reimbursement of cash Incentive Compensation previously paid.

●	Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards.

●	Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Person.

●	Cancelling outstanding vested or unvested equity awards.

●	Taking any other remedial and recovery action permitted by applicable law or contract, as determined by the Committee.

No Indemnification

The Company shall not indemnify any Covered Persons against the loss of any incorrectly awarded Incentive Compensation that is recouped pursuant to this Policy.

Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC or the Exchange.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is received by Covered Persons on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the SEC under Section 10D of the Exchange Act and to comply with any rules or standards adopted by the Exchange. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Section 10D of the Exchange Act and the listing standards of the Exchange.

Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators, and other legal representatives.

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